Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 21, 2010

TO THE PROSPECTUS DATED APRIL 13, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2010, relating to our offering of up to $1,100,000,000 in shares of common stock, as supplemented by Supplement No. 9 dated December 1, 2010. Terms used and not otherwise defined in this Supplement No. 10 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•	the status of our public offering;

•	our new credit facility;

•	the recent appraisal of two of our properties;

•	an update on leasing information of our portfolio; and

•	information on new key employees of our dealer manager.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of December 20, 2010, we had received and accepted investors’ subscriptions for and issued 2,327,097 shares of our common stock in our initial public offering, including 29,765 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $22,974,739. As of December 20, 2010, approximately 97,025,260 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum amount has been sold.

Our New Credit Facility

On December 17, 2010, our subsidiaries TNP SRT Secured Holdings, LLC, or TNP SRT Holdings, a wholly-owned subsidiary of our operating partnership, and subsidiaries of TNR SRT Holdings, TNP SRT Moreno Marketplace, LLC, or TNP SRT Moreno, and TNP SRT San Jacinto, LLC, or TNP SRT San Jacinto, which we refer to collectively as the “borrower,” entered into a revolving credit agreement, or the credit agreement, with KeyBank National Association, or Keybank, as administrative agent for the lenders named in the credit agreement, and KeyBanc Capital Markets, Inc., as lead bookrunner and lead arranger, to establish a revolving credit facility with an initial maximum aggregate commitment of $35,000,000, which we refer to as the “facility amount.” The credit facility consists of an A tranche, or Tranche A, with an initial aggregate commitment of $25 million and a B tranche, or Tranche B, with an initial aggregate commitment of $10 million. As of February 15, 2011, or sooner as requested by borrower, the aggregate commitment of Tranche A will increase to $30 million so long as the aggregate commitment of Tranche B is reduced to $5 million. On June 30, 2011, or such earlier date as requested by borrower, which we refer to as the “Tranche B maturity date,” the aggregate commitment of Tranche A will increase to $35 million and the aggregate commitment of Tranche B will reduce to zero and terminate. From the Tranche B maturity date through a date that is 18 months following the earlier to occur of May 15, 2011 or the Tranche B maturity date and the repayment of all Tranche B borrowings, borrower will have the right, subject to certain conditions, to request that the facility amount be increased, in minimum increments of $5 million, by up to $115 million in the aggregate, for a maximum facility amount of up to $150 million, which we refer to as the “maximum commitment.” Borrower may reduce the facility amount at any time, subject to certain conditions, in minimum increments of $5 million, provided that in no event may the facility amount be less than $20 million, unless the commitments are reduced to zero and terminated. If borrower exercises its option to make any such reduction in the facility amount, borrower will no longer have the option to increase the facility amount up to the maximum commitment as described above. The proceeds of the revolving credit facility may be used by borrower for acquisitions, acquisition fees and expenses, development and enhancement of real property, debt refinancing, capital and tenant improvements and working capital, subject to the credit agreement’s covenants regarding use of loan proceeds and the requirement that, as a condition to any borrowing, KeyBank must approve the acquisition of real property or other investment to be made with the proceeds of the borrowing.

The entire unpaid principal balance of all borrowings under Tranche A and all accrued and unpaid interest thereon will be due and payable in full on December 17, 2013, which we refer to as the “initial Tranche A maturity date,” provided that the initial Tranche A maturity date may be extended to December 17, 2014 if: (1) borrower delivers written notice of such extension at least 60, but not more than 90, days prior to the initial Tranche A maturity date; (2) there is at the time of the extension no default or event of default under the credit agreement; and (3) borrower pays an extension fee in an amount equal to 0.40% of the aggregate principal amount of borrowings under the credit facility at the time of such extension at least 5 days prior to the initial Tranche A maturity date. The entire unpaid principal balance of all borrowings under Tranche B and all accrued and unpaid interest thereon will be due and payable in full on the Tranche B maturity date.

The borrower may initially elect the tranche and the interest rate for a borrowing under the credit facility. Borrowings under the credit facility will, at borrower’s election, bear interest at either (1) a rate per annum determined by reference to the greater of (a) the per annum rate publicly announced from time to time by KeyBank as its prime rate in effect and (b) the weighted average of the published rates on overnight Federal funds transactions with members of the Federal Reserve System plus 0.5%, which rate is referred to in the credit agreement as “Alternative Base Rate,” or (2) a per annum rate determined by reference to the product of (a) the greater of 2% per annum or a rate per annum equal to the rate for U.S. dollar deposits as shown on Reuters LIBOR01 Page or any successor service, or the LIBO Rate, multiplied by (b) a fraction, the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) established by the governmental authority to which KeyBank is subject for Eurocurrency funding, which is referred to in the credit agreement as “Adjusted LIBO Rate.” Borrower may choose an interest period (one, two or three months) with respect to borrowings at the Adjusted LIBO Rate and, subject to certain conditions, borrower may convert a borrowing under the credit facility to a different interest rate and, in the case of Adjusted LIBO Rate borrowings, elect the interest period.

Borrowings determined by reference to the Alternative Base Rate bear interest at the lesser of (1) the Alternate Base Rate plus 2.50% per annum in the case of a Tranche A borrowing and 3.25% in the case of a Tranche B borrowing, or (2) the maximum rate of interest permitted by applicable law. Borrowings determined by reference to the Adjusted LIBO Rate bear interest at the lesser of (1) the Adjusted LIBO Rate plus 3.50% per annum in the case of a Tranche A borrowing and 4.25% in the case of a Tranche B borrowing, or (2) the maximum rate of interest permitted by applicable law. Any borrowing, fee or other amount payable by borrower which is not paid when due, whether at maturity, upon acceleration or otherwise, will bear interest at a rate per annum equal to the lesser of the rate otherwise applicable to such amount as provided pursuant to the credit agreement plus 4.0% and the maximum rate of interest permitted by applicable law. All interest calculated under the credit agreement will be computed on the basis of a year of 360 days and twelve 30-day months. Borrower may at any time and from time to time prepay, without penalty, any borrowing in whole or in part, upon prior written notice to KeyBank delivered in accordance with the terms of the credit agreement. Subject to certain exceptions, borrower is required to apply one hundred percent (100%) of the net proceeds (as defined in the credit agreement) of equity issuances by us to prepay Tranche B borrowings. Borrower will pay KeyBank an unused commitment fee which will accrue at 0.45% per annum of the aggregate principal amount of borrowings under the credit facility.

Pursuant to the credit agreement, we, the borrower, our operating partnership, Thompson National Properties, LLC, our sponsor, or TNP, AWT Family Limited Partnership, a California limited partnership, or AWT, and Anthony W. Thompson, as applicable, are required to comply with certain financial covenants, including but not limited to, (1) requirements to deliver audited and unaudited financial statements, SEC filings, tax returns and periodic summaries of the sales of shares in our ongoing public offering, (2) minimum and maximum limits, as applicable, on our total leverage ratio, interest coverage ratio, fixed charge coverage ratio, liquidity and tangible net worth and (3) minimum monthly gross proceeds from the sale of shares in our ongoing public offering. The credit agreement also contains customary covenants, including, without limitation, covenants with respect to conduct of business, maintenance of properties and insurance, compliance with laws and environmental matters and covenants limiting or prohibiting the creation of liens, mergers, asset sales, investments, loans, transactions with affiliates and the incurrence of debt. The credit agreement also requires that, beginning nine months after the date of the credit agreement, (1) borrower must at all times own at least four separate retail properties, which we refer to as the

“mortgaged property pool,” that are subject to a deed of trust or mortgage in favor of Keybank securing the borrowings under the credit agreement and otherwise meet the specifications set forth in the credit agreement, and (2) no single property in the mortgage pool may have a value equal to or greater than 35% of the aggregate value of all properties in the mortgaged property pool. As of the effective date of the credit agreement, the mortgaged property pool consists of the respective retail properties owned by TNP SRT Moreno and TNP SRT San Jacinto.

The credit agreement provides for customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, breaches of covenants, breaches of representations and warranties, bankruptcy and insolvency related defaults, change of control related defaults and cross-defaults to other agreements evidencing indebtedness. Upon an uncured event of default under the credit agreement, KeyBank may, at its option, immediately terminate the available commitments under the credit facility and declare that the principal of all borrowings under the credit facility, together with all accrued interest thereon and all fees and other obligations of borrower, are immediately due and payable in full.

The performance of the obligations of the borrower under the credit agreement is secured by (1) pledges of all of our, our operating partnership’s, TNP SRT Holding’s and TNP SRT Northgate Plaza Tucson Holdings, LLC’s respective direct and indirect equity ownership interests in, as applicable, borrower or any subsidiary of borrower or us which, directly or indirectly, owns real property, subject to certain limitations and exceptions, (2) guarantees, granted by TNP, Mr. Thompson and AWT, which we refer to as the “Tranche B guarantors,” on a joint and several basis, of the prompt and full payment of all of the obligations, terms and conditions to be paid, performed or observed with respect to any Tranche B borrowings; (3) guarantees, granted by us and our operating partnership on a joint and several basis, of the prompt and full payment of all of the obligations, terms and conditions to be paid, performed or observed with respect to the credit agreement; (4) a security interest granted in favor of KeyBank with respect to all operating, depository (including, without limitation, the deposit account used to receive subscription payments for equity interests in us, or the subscription account), escrow and security deposit accounts and all cash management services of borrower, us and our operating partnership; and (5) a deed of trust, assignment agreement, security agreement and fixture filing by each of TNP SRT Moreno and TNP SRT San Jacinto, in favor of KeyBank, with respect to the respective retail properties owned by TNP SRT Moreno and TNP SRT San Jacinto. Upon the Tranche B maturity date, any and all covenants with respect to the Tranche B guarantors and related assets shall cease to exist, subject to the survival provisions set forth in the credit agreement. Furthermore, Keybank has acknowledged and agreed that its security interest in the subscription account is expressly subordinate to the right of subscribers to receive refunds of their subscription payments in the event that their payments are rejected by us.

In connection with the guarantees described above, the borrower has agreed to reimburse TNP, Mr. Thompson and AWT for any payments made to KeyBank by TNP, Mr. Thompson or AWT pursuant to their respective guarantees. In addition, as consideration for providing the guaranty, the borrower has paid TNP a one-time fee of $25,000 and has agreed to pay TNP a fee upon the maturity of the credit facility equal to: (x) 0.25% multiplied by (y) the weighted-average amount of borrowings outstanding under the credit agreement during the term of the credit agreement. In addition, the borrower has paid AWT a one-time fee of $1,000 as consideration for providing its guaranty.

In connection with the credit agreement, borrower, us and our operating partnership, which we refer to collectively as the “indemnitors,” entered into Environmental and Hazardous Substances Indemnity Agreements, collectively, the “environmental indemnities,” pursuant to which the indemnitors have agreed, on a joint and several basis, to indemnify, defend and hold harmless KeyBank, each lender under the credit agreement and their respective subsidiaries and affiliates, collectively, the “indemnified parties,” from and against any losses, damages, claims or other liabilities that the indemnified parties may suffer or incur as a result of, among other things, (1) the release or threatened release of certain hazardous substances or wastes in, on, above or under the respective retail properties owned by TNP SRT Moreno and TNP SRT San Jacinto, (2) any non-compliance or violation of any environmental laws applicable to the respective retail properties owned by TNP SRT Moreno and TNP SRT San Jacinto and (3) any breach of any representation or warranty or covenant made in the environmental indemnities by any indemnitor.

In connection with the execution of the credit agreement, TNP Property Manager, LLC, our property manager, and TNP Strategic Retail Advisor, LLC, our advisor, entered into a subordination agreement pursuant to which any claims brought by our property manager or advisor pursuant to any property management agreement or the advisory agreement will be subordinate to any and all claims of KeyBank and the other lenders under the credit agreement; provided that the subordination is limited to management and advisory fees in excess of 3.0% of gross revenues. Furthermore, as long as there is no event of default under the credit agreement, borrower may pay amounts due to our property manager and our advisor.

Upon execution of the credit agreement our existing indebtedness secured by the Moreno Marketplace and San Jacinto Esplanade Shopping Center was repaid in full with a Tranche A and a Tranche B borrowing in the amount of approximately $11,966,000 and $1,826,000, respectively, and all liens securing such indebtedness terminated. Additionally, the guaranty executed by Mr. Thompson in connection with the indebtedness secured by the Moreno Marketplace terminated. As of December 20, 2010, total leverage for our portfolio was approximately 73%.

Recent Appraisal of Moreno Marketplace and Northgate Plaza

In connection with entering into our revolving credit facility, KeyBank obtained an independent third party appraisal of two of our properties: Moreno Marketplace and Northgate Plaza. As indicated in the chart below, the appraised value of these properties exceeds the purchase price we paid for the properties.

	Original Purchase		Current Appraised Value	Increase in Value
Property Name	Date	Price		Amount	Percentage
Moreno Marketplace	11-19-2009	$12,500,000	$15,200,000	$2,700,000	21.6%
Northgate Plaza	07-06-2010	8,050,000	8,400,000	350,000	4.3%

Total		$20,550,000	$23,600,000	$3,050,000	14.8%

The appraisals were conducted by an independent third party appraiser and are as of October, 2010 for Moreno Marketplace and November, 2010 for Northgate Plaza. The appraisals are subject to a number of conditions and assumptions, some or all of which may be inaccurate, which could materially impact the appraised values disclosed above. There is no guarantee that the appraised values of the property will increase in the future. Additionally, the appraised values may decrease in the future due to market conditions or other factors.

Leasing Information on Our Properties

From February 15, 2010 to October 5, 2010, we executed six new leases at our properties for a total of approximately 19,740 square feet. As a result, our total portfolio occupancy increased from 81.4% at the acquisition date to 83.5% as of December 21, 2010.

Currently, the five largest tenants in our portfolio occupy approximately 162,390 square feet, representing 39.9% of the total 408,277 leasable square footage. The following table summarizes the five largest tenants and their respective lease expiration dates.

Tenant Name	Property	Sq. Ft.	Lease Expiration
Stater Brothers	Moreno Marketplace	44,005	11/30/2028
Wal Mart	Northgate Plaza	42,685	05/03/2025
City Mill	Waianae Mall	40,950	05/29/2015
Longs Drugs	Waianae Mall	21,200	01/31/2021
Fresh n Easy	San Jacinto Esplanade	14,080	10/31/2027

Information on New Key Members of Our Dealer Manager

Our dealer manager, TNP Securities, LLC, has recently announced new additions to its sales and marketing team. These new members consist of: Christian “Gabe” Gabrielsen, Executive Vice-President, National Sales Manager; Ryan J. Lodes, Director-Internal Sales; Matthew L. Peoples, Director of Relationship Management; Daniel L. Roebuck, Southeast Regional Sales Manager; Bryce Hamilton, Senior Vice-President, Northwest Region; Erica Blue, Internal Wholesaler, Southwest; Amy Tracy, Internal Wholesaler, Central & Midwest Regions; and Brooke Deighan, Internal Wholesaler, Florida.

Additionally, TNP Securities, LLC is consolidating the sales and marketing team to the Irvine, California office with the closure of the Walnut Creek, California office. We believe that this cost effective consolidation will further enhance our “best in class service” to our selling group partners.